Contact

www.linkedin.com/in/kay-rodriguez
(LinkedIn)

Top Skills

Travel

Travel Planning

Photography

Languages

Portuguese (Professional Working)

Spanish (Limited Working)

French (Elementary)

English (Native or Bilingual)

Kay Rodriguez

Founder @ Outerly | Solving loneliness with nature ☀#
Washington DC-Baltimore Area

Summary

I'm the founder and CEO of Outerly, a social app with a mission to connect the dots between nature, community, and mental health. My expertise lies in scrappy marketing, growth strategy, and all things urban outdoor recreation, with previous experience at Bain, National Geographic, and ExplORer (GHX).

Reach out: kay@outerly.co

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Experience

Outerly
Founder & CEO
May 2022 - Present (1 year 4 months)

Outerly is a social discovery app for outdoor activities.

Urban Outdoors
Founder
December 2019 - Present (3 years 9 months)
Remote

Urban Outdoors is an online media company with digital guides to outdoor activities in cities.

REI
Mentor - Path Ahead Ventures
April 2022 - April 2022 (1 month)
Remote

Jetfarer (Acquired)
Founder
August 2017 - January 2022 (4 years 6 months)

ExplORer Surgical
Chief Of Staff
June 2019 - May 2020 (1 year)

Chicago, Illinois

Freelance
Performance Marketing Consultant
May 2018 - June 2019 (1 year 2 months)
United States

National Geographic
1 year 1 month

Associate Director, Digital Strategy & Business Development
April 2018 - May 2018 (2 months)
Washington D.C. Metro Area

Manager, Business Development
May 2017 - March 2018 (11 months)
Washington D.C. Metro Area

Bain & Company
Associate Consultant
October 2015 - May 2017 (1 year 8 months)
Houston, Texas Area

General Academic, Inc.
Tutor Analyst
January 2014 - June 2015 (1 year 6 months)
Houston, Texas Area

As a Tutor Analyst, I tutored over 20 clients in grades K-12, primarily in
Mathematics, Basic Science, Chemistry, and Physics. I also instructed
students on the SAT and ACT, and assisted with college readiness initiatives.
During my time working with General Academic, I received recognition as a top
5% tutor based on performance reviews and testimonials from clients.

OwlSpark Accelerator
Community Manager
January 2014 - January 2015 (1 year 1 month)
Lead media outreach projects to brand and develop OwlSpark's engagement
with the Rice and Houston communities. Design and develop web materials
and assist the OwlSpark Leadership Team with ongoing outreach events.

Rice University
Travel Programs Analyst

January 2013 - January 2015 (2 years 1 month)
Houston, Texas

Analyze trends in travel program data for the Rice University Alumni Traveling Owls program. Collaborated to achieve an increase of over 100% on number of travelers in 2014 from 2013. Research, plan, and manage travel destinations and tour operator proposals. Engage in media initiatives for marketing and strategic purposes.

Accenture
Management Consulting Development Program Intern
May 2014 - August 2014 (4 months)

• Excelled at client-based work to deliver value in multimillion-dollar organizational transformations
• Assumed 10-week role as a Change Management and PMO Specialist for a Fortune 500 firm
• Analyzed communications and learning needs within an international employee transformation
project impacting over 1,000 people in over 10 geographically dispersed locations
• Developed an extensive communications and engagement plan used to convey critical milestones
and next steps of the project alongside executive leadership

Rice University Recreation Center
Graphic Design Intern
November 2011 - May 2013 (1 year 7 months)
Houston, Texas

Promoted Recreation Center programs through graphic design and marketing projects.

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Education

Rice University
Bachelor of Arts (B.A.), Cognitive Science · (2011 - 2015)